Exhibit (a)(117)

FINAL TRANSCRIPT

Conference Call Transcript

ARG - Q3 2011 Airgas Earnings Conference Call

Event Date/Time: Jan 21, 2011 / 04:30PM GMT

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CORPORATE PARTICIPANTS

Mike Molinini

Airgas - EVP, COO

Robert McLaughlin

Airgas - CFO, SVP - Finance

Peter McCausland

Airgas - Chairman, CEO, Pres

Jay Worley

Airgas - Vice President - Communications and IR

CONFERENCE CALL PARTICIPANTS

Laurence Alexander

Jefferies & Company - Analyst

Michael Harrison

First Analysis Securities - Analyst

Tom Hayes

Piper Jaffray & Co. - Analyst

Kevin McCarthy

BofA Merrill Lynch - Analyst

David Manthey

Robert W. Baird & Company, Inc. - Analyst

Mark Gulley

Gulley & Associates/Soleil - Analyst

Ryan Merkel

William Blair & Company - Analyst

Brian McGuire

Goldman Sachs - Analyst

Michael Sison

KeyBanc Capital Markets - Analyst

David Begleiter

Deutsche Bank - Analyst

PRESENTATION

Operator

Good morning and welcome to the Airgas third quarter 2011 earnings conference call. Today’s call is being recorded. At the request of Airgas, all participants are in a listen-only mode until the question and answer session of the call. For opening remarks and introductions, I will now turn the call over to Vice President of Communications and Investor Relations, Jay Worley. Please go ahead, sir.

Jay Worley - Airgas - Vice President - Communications and IR

Good morning, and thank you for attending our third quarter earnings teleconference. Joining me today are Peter McCausland, CEO, Mike Molinini, Executive Vice President and COO, and Bob McLaughlin, Senior Vice President and CFO. Our earnings press release was made public this morning, and is available on our website, as are the teleconference slides. To follow along, please go to Airgas.com, click on the investor shortcut at the top of the screen, then go to the earnings calls and events page.

During the course of our presentation, we will make reference to certain non-GAAP financial measures. Please note unless specified otherwise, metrics referred to in today’s discussion will be adjusted for the unusual items identified in our earnings materials. Reconciliations to the most comparable GAAP measures can be found in our earnings release, in the slide presentation, and an our website. This teleconference will contain forward-looking statements based on current expectations regarding important Risk Factors, which are identified in the earnings release and our slide presentation. Actual results may differ materially from these statements, so we ask that you please note our Safe Harbor language. We also ask that you note the additional information provided on slide one of the presentation.

We’ll take questions after concluding our prepared remarks, as time permits. Given our full agenda, we ask that you keep your questions focused on earnings results and business fundamentals, and now I’ll turn the call over to Peter to begin our review.

Peter McCausland - Airgas - Chairman, CEO, Pres

Thanks, Jay. Good morning, and thank you all for joining us. Our strong third quarter results serve to reinforce the message we have expressed for some time now, that Airgas shareholders are just beginning to reap significant benefits as the economy recovers from recession. We have proven year-after-year our ability to create real shareholder value, and we think this quarter is another indication of a very bright future.

Before reviewing our earnings results, I’d like to briefly address the Air Products unsolicited offer. On December 9, Air Products announced a revised tender offer to acquire all outstanding shares of Airgas at $70 per share, which it characterized as its best and final offer. On December 13, we announced that the nine independent Directors of the Airgas Board had unanimously selected Credit Suisse as a third independent financial advisor to the Airgas Board. In evaluating the offer with its independent financial and legal advisors, the Board considered the factors later described in our amended schedule 14-D-9 including improvements in the Company’s business, in the market performance of our business sector, and in the operating and economic environment.

On December 22, we announced that our Board had unanimously rejected the Air Products offer as clearly inadequate, and affirmed the view that the value of Airgas and the sale at this time is at least $78 per share. Each of the three independent financial advisors provided the Board with an opinion that the price offered by Air Products was inadequate. To sum it up, that’s 10 out of 10 Directors and three out of three Investment Banks.

There have been many important developments since the date of the initial Air Products public offer, including improvements in the US economy, improved performance by our Company and other companies in our industry, and expansion in the market multiples of other companies in our industry. As we have described in our prior filings, these factors all support our view that the Air Products offer represents a small premium to what we believe would be our undisturbed trading range, certainly not enough to earn control of the largest packaged gas company in the world, with growth opportunities and a track record of performance like ours. We strongly recommend that Airgas stockholders not tender their shares into Air Products’ revised offer.

Since Air Products commenced its tender offer, we have delivered excellent results and economic conditions have continued to improve. We have reduced our adjusted debt by $255 million since Air Products approached us with a $62 offer in December 2009, and we have delivered a tremendous increase in earnings. We are now in the early stages of economic recovery, with significant potential for sales growth in front of us. Our strategy through the downturn was to position Airgas to emerge from the recession as an even stronger Company, and our results demonstrate our success. Next week, the Delaware Chancery Court will hold a hearing related to the validity of Airgas’ shareholders rights plan, an important element of our corporate governance structure that protects stockholders from an inadequate offer to acquire the Company. We expect a ruling from the Court on this matter at the end of this month, or early next month.

With that, I want to turn to the matter at hand today, our strong financial and operational performance this past quarter. Please turn to slide two. Adjusted earnings per diluted share of $0.80 for the third quarter were up 23% from the prior year, a strong showing, given the early stages of the economic recovery. Total sales in the quarter were $1 billion, driven by a robust same-store sales increase of 9%. Gas and rent same-store sales increased 7%, and hard goods increased 11%. Acquisitions contributed sales growth of 1%.

We see long, good, steady solid growth going forward for the US economy. We are seeing improvement across the country, with robust results in our Great Lakes, Mid South and Southwest regions. Growth is now accelerating in our core business on strength in our manufacturing, utilities and petrochemical customer segments, as well as in repair and maintenance activities. In particular, our largest customers are rebounding well. Although we have yet to see meaningful recovery in energy and infrastructure construction, the outlook is improving, and our rental welder business is poised to return to positive same-store sales growth in our fourth quarter.

Our core distribution business continues to reflect the improving US industrial conditions I just noted. Distribution segment same-store sales increased 9% over last year, and daily sales were up 2% sequentially. Hard goods growth continues to outpace gas and rent consistent with the early stages of an economic recovery. Sales growth is translating into solid operating gains. Our adjusted operating margin of 12.2% is 110 basis points above last year’s third quarter. Year-to-date, we have generated $419 million of adjusted cash flow from operations, yielding $255 million of free cash flow. We reduced adjusted debt by $178 million this fiscal year to $1.6 billion at the end of December, and are pleased to increase our dividend to $0.29 per share on the strength of our outstanding performance, cash flows and future prospects.

Our acquisition activity has historically slowed during recession and then accelerated during the recovery phase of the business cycle, as owners are more interested selling their businesses during strong performance. We are indeed seeing our acquisition pipeline improve as the economy recovers. Since the beginning of our fiscal year in April, we have acquired seven businesses with $20 million in annual revenues, including Conley Gas, a supplier of pure gases to the specialty gas industry. We anticipate a more robust acquisition environment in the coming quarters.

Looking forward in the fourth quarter, we expect another sequential improvement in daily sales. While December exhibited a steady finish in light of the holidays, severe winter weather across the country has trimmed early results in January, but now we’re seeing a rebound. We believe that US manufacturing will continue its recovery, and will continue to outpace GDP as it has this year, and many customers have indicated to us that they will be expanding their workforce in the first half of calendar 2011. Our updated fiscal 2011 adjusted earnings guidance of $3.28 to $3.32 per share represents a year-over-year increase of 22% to 24% over fiscal 2010, and a 26% to 28% increase in underlying earnings before $0.10 of SAP cost.

As I mentioned earlier, our strategy was to position Airgas to emerge as an even stronger Company in the economic recovery, and our results are a testament to the success of that strategy. As you can see in slide three, our revenues and earnings were resilient given the severity of the downturn, and now we are running very close to record earnings while our revenues have yet to recover to pre-recession levels. Our leverage to economic expansion is very attractive.

I’m encouraged by the positive attitude of our associates, the broad-based recovery we are seeing and the improved levels of business spending, which has the potential to lead to many new projects for Airgas. There is a growing list of prospects for us in packaged, bulk and on-site gas customers and it matches nicely with the enhanced collaboration we have between our regional companies and our adjacent business units to bring the full benefit of the Airgas offering to our customers. The alignment of our sales and marketing efforts with customer segments is yielding results nationally and locally in both field and strategic account sales, and importantly, it is good to be working on an improving acquisition pipeline.

We intend to stay focused on our fundamental strategies, enhance our sales organization and performance and continue to train our associates as we position Airgas to drive significant shareholder value creation during the recovery. Mike will now give us a review of market strategy and operations.

Mike Molinini - Airgas - EVP, COO

Thank you, Peter, and good morning, everyone. As Peter mentioned, our core business which historically lags the economic cycle, is continuing to gather momentum in the economic recovery. This morning I’ll give you a few examples of business metrics that illustrate this momentum, and then we’ll review our operating results and I’ll finish with a brief update on our SAP implementation.

As in the second quarter, equipment sales growth in the third quarter out paced growth in total hard goods sales, both sequentially and year-over-year. Equipment, which consists primarily of welding and cutting machines, represent the capital purchase for our customers and equipment sales tend to rise as customers recapitalize for future production. Filler metals volume growth accelerated in the third quarter, a sign of increasing production activity in our core manufacturing customer base. One of our key metrics in our gas business relates to the number of cylinders in our customers’ possession, referred to as utilized cylinders. The number of utilized cylinders increased slightly on a sequential basis for the second consecutive quarter, an indication that increased working stocks of cylinders are needed to support growing customer demand.

Our sales and marketing strategy focused on segment alignment also continues to gain momentum. Success thus far has been most pronounced in our strategic accounts program, where this strategy originated, and was already under way in the medical and construction segments. For the third quarter, strategic accounts business was up 9% from the prior year, driven by new account signings across all customer segments and increased activity in our existing metal fabrication, materials and conglomerates, and petrochemical customer bases. Strategic accounts present tremendous cross-sell opportunities both in terms of product lines and locations and now represent more than 20% of sales.

Turning to slide four, sales of our strategic products, which combine to make up over 40% of our revenue, increased 6% for the quarter. Years ago, we identified these products as strategic given their long term growth profiles, driven by favorable end-market exposure, application development, regulatory climate and cross-sell opportunities. They also tend to be non-cyclical, which explains why the overall growth in strategic products this quarter was below our total same-store sales rate, as our core products are accelerating at this stage of the economic recovery.

Safety products sales, which still represent a strong cross-sell opportunity for us as our customers realize good value in vendor consolidation, grew 8% year-over-year in the quarter, reflecting the improving manufacturing environment. On a sequential basis, daily sales of safety products declined by 1%, reflecting inventory stocking by resale customers in our second quarter. Bulk gas sales were up 10% compared to prior year as bulk sales to industrial manufacturing, petrochemical and oil well service customers continue to recover. The slight sequential decline in bulk sales reflects the impacts of the holidays on bulk deliveries. Medical sales, which were resilient throughout the downturn, were up 3% compared to prior year.

Specialty gas sales increased 6% year-over-year. The growing demand for core specialty gases reflects further strengthening of our market position in EPA protocols and other calibration gas mixtures, as well as improving conditions in petrochemical markets, offset by the impact of spot sales of certain rare gases in the second quarter. Year-over-year growth in our CO2 and dry ice business, driven by higher volumes and new customer wins, was hampered by the loss of a major food processing customer emerging from bankruptcy.

Our Radnor private label products were up 15% for the quarter. The long term growth opportunity for the Radnor brand remains strong. In addition to building brand loyalty within our customer base, gross margins on Radnor products are 1.5 times or more than those on comparable OEM products. Our operating efficiency programs, which focus on cylinder maintenance and testing, distribution of fill plant logistics, freight and fuel management, are progressing according to schedule. At our December 2009 Analyst meeting, we set a goal to attain $40 million of new operating efficiency savings. Over the next four years, driven largely by logistics, plant studies and cylinder testing. We are on track to deliver the $10 million of those savings that are included in our fiscal 2011 guidance.

I’d like to conclude my remarks by providing an update on the status of our SAP conversion. The commencement of our planned phase rollout, whereby business units implement the new SAP system in succession, marks a major milestone in the structural development of our Company. In August, we provided you with an update regarding the value represented by the ongoing implementation of our highly customized SAP system, including quantification of the economic benefits expected to be achieved in three key areas, accelerated sales growth through expansion of the telesales platform, price management, and administrative and operating efficiencies.

Upon full implementation, we expect these three areas alone to yield an aggregate of $75 million to $125 million in incremental operating income on an annual run rate basis, and we expect to identify additional economic benefits as the implementation progresses. This system will further optimize the power of the Airgas platform, and we are excited about its game-changing implications. We are on track for our first regional distribution Company, Airgas South, to go live on SAP on April 1, 2011. As I highlighted for you in our last earnings call we expect full implementation at nearly all of our regional distribution companies with a majority of the benefits are expected to be realized to occur by Summer 2012, with implementation reaching all remaining business units by December 31, 2012.

Based on our experience to date, we’re confident that by the end of calendar 2013, the benefits detailed in our August 31 announcement will be achieved, and will constitute a minimum of $75 million in aggregate annual run rate benefits and operating income, with a likelihood that these benefits will reach or exceed $125 million in the aggregate. Now Bob will give our financial review of the quarter.

Robert McLaughlin - Airgas - CFO, SVP - Finance

Thanks, Mike, and good morning, everyone. I’d like to started to by reviewing our consolidated results. Please turn to slide five. As I go through these results, please note that we have GAAP reconciliations for various metrics on slides 13 through 18. Sales increased to $1.03 billion, reflecting acquisition growth of 1% and total same-store sales growth of 9%, comprised of the 7% increase in gas and rent and an 11% increase in hard goods. Total volume was up 6%, and price was up 3%.

Sequentially, daily sales increased by 1%. Daily sales for both hard goods and gas and rent improved sequentially, with hard goods slightly out pacing gas and rent. Consistent with the year-to-date results, gas and rent represented approximately 64% of our sales mix. The gas and rent mix was slightly higher last year, at 65%. Gross margin was 55.7%, a decline of 40 basis points in the prior year, primarily reflecting expected sales mix shift towards lower margin hard goods. Sequentially, gross margin expanded by 60 basis points, primarily driven by a favorable mix within gases.

Excluding a pre-tax charge of approximately $18 million related to the Air Products unsolicited take over attempt, adjusted operating income for the quarter was $126 million up 20% from last year. Our performance is impressive, particularly in light of the significant year-over-year headwinds from increased variable compensation expense and incremental SAP costs. Adjusted operating margin for the quarter was 12.2%, 110 basis point improvement over the prior year, driven by operating leverage on sales growth, which more than overcame the expense headwinds I just mentioned.

Adjusted earnings per diluted share of $0.80 in the third quarter were at the top of our guided range and excluded $0.13 related to the unsolicited take over attempt and a one-time interest penalty of $0.02 related to the late removal of a restrictive legend on our 7.125% senior subordinated notes. In issuing those notes, we utilize the newly available technology that has since gone obsolete, wherein it was incumbent upon Airgas to remove the restrictive legend from the notes at the end of the restricted transfer period. Failure to do so required the payment of an interest penalty to bondholders, which we promptly paid when we identified the oversight in this quarter.

There were approximately 86 million weighted average diluted shares outstanding for the quarter, up about 2% year-over-year, and flat sequentially. Return on capital, which is a trailing four-quarters calculation, was 11.3%, an improvement of 110 basis points over last year and 40 basis points sequentially on the strength of our improving operating income. We expect our return on capital to continue to expand with operating income as the recovery continues and our business benefits from the significant capital investments we have made in the past few years, including new air separation plants, build plant upgrades and SAP.

With respect to accounts receivable, our collection rates and DSO for the quarter improved slightly year-over-year, and were relatively consistent with the second quarter. Inventory turns held consistent with recent trends reflecting our disciplined management of inventory levels during the significant uptick in hard goods sales. Year-to-date, we generated strong free cash flow of $255 million, driven by adjusted cash from operations of $419 million and reflecting the increase in working capital associated with higher sales compared to the prior year.

On the strength of our earnings, continued strong cash flow, and the outlook for the future, we increased our fourth quarter dividend by 16% to $0.29 per share. We have reduced our adjusted debt by $178 million fiscal year to date to $1.6 billion at December 31. Over the past 12 months, we have reduced adjusted debt by more than $255 million. Our fixed float debt ratio at the end of December was 54% fixed, and our adjusted debt to EBITDA ratio was 2.2%, at the low end of our revised target range of t2% to 3%.

Now turning to slide six, we’ll look at our segment results. Distribution sales in the quarter were up 10% versus the prior year to $937 million, with same-store sales up 9%. Gas and rent same-store sales were up 7% and hard goods were up 11%, with pricing up 3%, driven by our price increase last Spring. On a sequential basis, daily sales in the distribution segment increased by 2%, reflecting improvements in both hard goods and gas and rent sales. Distribution gross margin was 56.1%, a decrease of 30 basis points from the prior year, primarily reflecting expected sales mix shift toward lower margin hard goods.

Sequentially, distribution gross margin increased by 60 basis points from the second quarter. As in the second quarter, gas and rent represented close to 60% of distribution sales in the third quarter. Adjusted operating income in the distribution segment increased 21% year-over-year to $114 million, and adjusted operating margin improved 120 basis points to 12.2%, reflecting the same factors noted in my comments on consolidated results. All other operations reflects our CO2, dry ice, refrigerants, ammonia and nitrous oxide business units. Sales for all other operations were up 10% from the prior year, driven primarily by higher ammonia volumes as 2010 was the first year that many large utilities were required by law to run their nitrogen oxide abatement systems year-round, instead of only during the Summer months.

Sequentially daily sales in the All Other Operations segment declined 13% driven by the effect of seasonality in our refrigerants, CO2, and dry ice businesses from our second quarter to our third quarter. Gross margin for all other operations was down 130 basis points from the prior year, and 80 basis points from the second quarter, primarily driven by higher costs in the ammonia business relative to pricing. Adjusted operating income for all other operations was $12 million, and adjusted operating margin of 11.1% was flat year-over-year as operating leverage on sales growth in our refrigerants and CO2 business more than offset the impact of the slight gross margin compression in our ammonia business. Sequentially, the decline in adjusted operating margin is primarily attributable to the effect of seasonality on our sales in our refrigerants, CO2 and dry ice businesses.

Slide seven presents a quarterly trend of key metrics. This quarter represented the third consecutive quarter of strong positive same-store sales growth, and sales per day continued to show sequential improvement. We preserved our EBITDA margins in a difficult economy, and posted very strong EBITDA margins in this year’s first quarter as we emerged from the recession. The trend continued in our third quarter, which reflected the highest EBITDA margin in Airgas history, achieved on a revenue base that is still well below pre-recession levels. And strong, stable free cash flow continues to be one of the defining characteristics of the Airgas business model.

Please turn to slide eight, capital expenditures. We have continued to be disciplined in our capital spending this year, as reflected in the 90 basis point year-over-year reduction in capital expenditures as a percent of sales to 5.7%. Cylinders and bulk tanks are the only asset category with year-over-year growth in spending, as improving gas and rent same-store sales reflect improvements in demand for our core revenue generating assets.

Slide nine presents our fiscal 2011 fourth quarter and updated full year guidance. For the fourth quarter we expect same-store sales growth in the high single digits with adjusted earnings per share in the range of $0.82 to $0.86, an increase of 19% to 25% over the prior year. Excluding the estimated $0.04 of incremental SAP costs, our guidance represents a 25% to 30% improvement over the prior year.

For the full year, we are updating our adjusted earnings per share expectations to be in the range of $3.28 to $3.32, up 22% to 24% over adjusted EPS for fiscal 2010, which includes the significant year-over-year impact of increased variable compensation expense and SAP costs. We expect same-store sales growth to land in the high single digits for the full fiscal year, and operating margin is expected to be in the 12% to 12.5% range. Our guidance excludes debt extinguishment charges, multi-employer pension withdrawal charges, costs and charges related to the unsolicited take over attempt and the one-time interest penalty.

Slide 10 presents a walk through the primary elements of our fourth quarter guidance using third quarter adjusted EPS of $0.80 as a starting point. In the fourth quarter, the addition of two selling days and the loss of the negative third quarter impact of the holidays should provide $0.05 to $0.06 of benefit to EPS. Seasonality in our CO2, dry ice, and Red-D-Arc businesses will continue to be a head wind and preparation for the implementation of SAP at our first regional distribution Company on April 1 is expected to be a headwind of approximately $0.03, relative to the third quarter. We expect our core business to expand sequentially, contributing $0.02 to $0.04 on continued modest improvement in the manufacturing economy and solid execution of our operating efficiency programs. The resulting updated full year guidance of $3.28 to $3.32 represents year-over-year growth of 22% to 24%. And now I’ll turn it back to Jay to begin our question and answer session.

Jay Worley - Airgas - Vice President - Communications and IR

That concludes our prepared remarks. As we begin the Q & A portion of our call, we ask that you maintain a focus on earnings and business fundamentals. Please limit yourself to two questions and one follow-up and then get back in the queue if you have further inquiries. The Operator will now give instructions for asking questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). We will hear first from Laurence Alexander with Jefferies.

Laurence Alexander - Jefferies & Company - Analyst

Good morning.

Peter McCausland - Airgas - Chairman, CEO, Pres

Good morning.

Laurence Alexander - Jefferies & Company - Analyst

So first question is, in the last cycle you had a period where your pricing was actually net accretive to margins. Do you think demand is strong enough for you to start putting through national price increases that would provide a modest tailwind to margins or what would you need to see to start being able to do that?

Robert McLaughlin - Airgas - CFO, SVP - Finance

Well, as we’ve said before, pricing generally is accretive to margins in the middle to the end of the economic expansion, and it sometimes is dilutive to margins in the beginning of an economic rebound, because competition is much more fierce for customers when the economy turns down. We would expect the pricing environment to improve as we go forward here, and the economy gets stronger and certainly headed in that direction. And as you know, energy prices are also another driver of pricing, and energy prices have been on the rise, so we generally don’t comment about specific plans about pricing, but I would characterize the environment going forward as favorable.

Laurence Alexander - Jefferies & Company - Analyst

And secondly, you mentioned vendor consolidation initiatives at your customers. If you compare this period to the last cycle, does your greater scale, is that changing the competitive dynamic in the recovery so you think you’ll be able to pick up some market share better than you did last cycle?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, I’ll take a shot at that, and then I’d like Mike to chime in. First, I’d say we’re a hell of a lot better at delivering our full product and service offering to our customers than we’ve ever been before, so I think execution is key to winning a lot of this business. Certainly, the benefits to the customer of sole-sourcing, consolidating vendor, reducing transaction costs, are very, very significant. The other thing I would say is that this last recession put religion into a lot of these companies regarding the management of their supply chains, so we’re seeing a tremendous increase in activity at levels much higher than we’ve seen before.

Mike Molinini - Airgas - EVP, COO

I agree with everything Peter said. I think the two big differences this time is our ability to execute, and also the segmentation of our sales force that are focusing on these different segments who have the time and the knowledge of what those customers need. And the time to mine them, to penetrate into those companies with the full Airgas offering, are going to result in significant gains. We’ve added, at the national level and the regional Company level, people that are being afforded the time to spend it on those customers where they have an interest and we have a product line to further penetrate into managing their much broader supply chain than before.

Laurence Alexander - Jefferies & Company - Analyst

So given that opportunity set, does that change the way you prioritize acquisitions? I mean in the past you’ve talked about doing acquisitions on adjacent chemicals that you can distribute during international acquisitions. Are you more focused on the US now than you were a couple of years ago?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, certainly we have more synergies than any other company in the US, so we’re at a competitive advantage we think, with US acquisitions. And now that we’ve built out a really strong platform, both infrastructure and functional capability, acquisitions in the US are great. There’s no question about it. We’re good at it, and we can integrate quickly, but we continue to look for adjacencies.

The adjacencies that we do have continue to improve operationally, and the cooperation between the adjacencies and our regional companies is better than it’s ever been, and we continue to look for opportunistic situations overseas. But I wouldn’t say our priorities have changed, but we’re best positioned, I would say, to acquire companies in the US, and we really like what we’re seeing in the US economy and especially with the resurgence of manufacturing and new plants going in.

Laurence Alexander - Jefferies & Company - Analyst

Thank you.

Peter McCausland - Airgas - Chairman, CEO, Pres

Sure.

Operator

Now we will take a question from Mike Harrison, First Analysis.

Michael Harrison - First Analysis Securities - Analyst

Hi, good morning. Sorry, good afternoon. Was wondering, one of your competitors today noted that new merchant gas signings were happening at lower pricing year-over-year in North America. I was wondering if that’s something you’re seeing, and are you seeing a lot of competition for new merchant contracts, and also if you could comment on where your LOX-LIN operating rates are right now?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, yes, the answer to the second one is in the upper 70%s, probably the loading of those plants. I wouldn’t characterize the merchant business as being materially different than it’s been. There’s always a difference between a virgin opportunity, a new first-time opportunity than there is renewals. There’s also a difference between customers who view it as strictly a commodity, versus customers where you’re bringing other value to that customer. So there’s always one-off cases but on balance, I’m not sensing any material difference.

Michael Harrison - First Analysis Securities - Analyst

And you also noted, in the presentation at least, that you lost a major food processing customer in the Carbonics business. Was wondering if you could comment on what happened there, what the top line impact was, and who you lost that business to.

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, we didn’t lose it all. Over a period of years, we increased share of a particular customer, primarily in the southeast, because of our reliability of supply, basically. And as a result of our reliability and the unreliability of others, we were awarded numerous locations that were geographically distant from our manufacturing plants. This company went into bankruptcy. It was acquired, and when it came out of bankruptcy, the new owners basically wanted a fresh look, and the drive was not reliability.

The drive of the company was low cost supply, period, and as a result we had a number of competitors who have manufacturing plants closer to some of the sites. And for those sites where we were geographically too far away, we lost them.

Mike Molinini - Airgas - EVP, COO

We lost about one-third of that business, as I recall, and I don’t think the reliability of supply issues have been resolved, and over time we could regain that business because of our reliability.

Michael Harrison - First Analysis Securities - Analyst

All right, and last question if I could. On the Radnor business, what is the mix of Radnor now versus where it was a year ago?

Robert McLaughlin - Airgas - CFO, SVP - Finance

You mean, what percent it is of our total hard goods sales?

Michael Harrison - First Analysis Securities - Analyst

That’s right. Because it seems to be growing faster than — .

Robert McLaughlin - Airgas - CFO, SVP - Finance

It is. And I’m not sure I have — . It’s about 12% of hard goods

Mike Molinini - Airgas - EVP, COO

I think a couple years ago it was 10% and now it’s up to 12%. The Radnor product line doesn’t cover our full hard goods line, and when you get significant recovery on things like equipment which are big dollar items, of which we have no private label offering, tends to stagnate overall, but in the segments where it competes with the OEM, it’s continuing to grow as a percent of total sales in that segment.

Michael Harrison - First Analysis Securities - Analyst

Okay. Thanks very much, Mike.

Operator

Now we’ll move to a question from, please hold one moment. We’ll take that question from Tom Hayes, Piper Jaffray.

Tom Hayes - Piper Jaffray & Co. - Analyst

Great. Good morning, Peter.

Peter McCausland - Airgas - Chairman, CEO, Pres

Good morning.

Tom Hayes - Piper Jaffray & Co. - Analyst

My question was, you’d mentioned the last two calls that you’re seeing a nice rebound with the large customers. Just wondering if you can make any comments what you’re seeing out of your small or medium customers?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, yes. I’m glad you asked that. We’re finally seeing some signs of life. Mike was just out in southern California, which is a small customer market, and he mentioned today that they’re seeing an increase in activity. And more than half, I think, of the unemployment was with firms with 50 or less employees in the US during the recession, so they were hit really, really hard, and we’re starting to see that come back. Mid-America is another company that we have that has a lot of small customers at small branches, and they were a little slow out of the box, but now we’re seeing some firming and had a very good December, so we’re starting to see that come back now.

Tom Hayes - Piper Jaffray & Co. - Analyst

Okay, are you seeing any sequential improvement in the average ticket that maybe we’re starting to see a little bit of a — little more confidence in the customer, so they are maybe buying a little more than they used to when it was really bad about a year ago?

Peter McCausland - Airgas - Chairman, CEO, Pres

That’s a good question, but I don’t know the answer to that at this moment.

Tom Hayes - Piper Jaffray & Co. - Analyst

Okay. And just lastly, maybe Bob, on the SAP costs, are they mostly SG&A related costs of people going out and working with the branches, or are they more capital costs?

Robert McLaughlin - Airgas - CFO, SVP - Finance

No, those are all SG&A costs. It’s the training, it’s when you move from development to actually implementation, so it’s the data conversion cost. It’s the training of the employees, and the travel associated with that.

Tom Hayes - Piper Jaffray & Co. - Analyst

Appreciate it. Thank you, guys.

Operator

And now we’ll move to a question from Kevin McCarthy with Banc of America-Merrill Lynch.

Kevin McCarthy - BofA Merrill Lynch - Analyst

Yes, good afternoon. Mike, you indicated the targeted SAP savings of $75 million to $125 million, can you give us an idea of what the ramp rate to that level looks like for fiscal 2012 and 2013, given all of the mile posts on implementation that you discussed?

Mike Molinini - Airgas - EVP, COO

I don’t have the schedule in front of me, actually, but the plan is that very little benefit in fiscal 2012, and it really ramps up to a full run rate of the midpoint by the end of calendar 2013. 2012 is mostly expense. We begin to get some benefits later in fiscal 2012, but they are more than offset by the accelerated cost of additional implementation. And I think when we do our FY 2012 guidance, we’ll have a much clearer view as to what the costs are expected to be in 2012.

Kevin McCarthy - BofA Merrill Lynch - Analyst

Okay, and then a separate question, you mentioned that utilized cylinders were up for the last couple of quarters. How much would that have increased, and what is the expected pattern in coming quarters?

Mike Molinini - Airgas - EVP, COO

Yes, the increases have been on the order of 1%, and so if you have, I don’t know, 6 million or 8 million cylinders out, you can kind of get a feel for that. It’s more the trend that we were concerned about, because we had been on -- for a year probably, matter of fact maybe more than a year, we were on a trend line that continued to decline. So the fact that we bottomed and that we had turned the corner and now are starting to see consistent increases, and it’s not just the one customer increase. It’s a little bit in a lot of places, was very encouraging to us.

Kevin McCarthy - BofA Merrill Lynch - Analyst

And final question if I may, is more on the financial side. I guess for Bob or even Peter. Airgas has always been a company with among the highest corporate tax rates, at least in our coverage. Can you comment on the outlook, I guess for the fiscal fourth-quarter rate and looking ahead to 2012, given the various discussions and tax initiatives in Washington these days?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, I’ll answer the latter and then I’ll let Bob talk about the outlook. We do pay 38%, 39% corporate taxes. It’s the highest, and we think that the corporate tax system favors companies who want to shift jobs offshore. And we’ve recently engaged a lobbyist, and our government relations group is working with that lobbyist to make sure that our views are heard in the upcoming debate involving restructuring of corporate taxes. And that’s all I can say about that.

In terms of the provision, Bob?

Robert McLaughlin - Airgas - CFO, SVP - Finance

In terms of the rate for the fourth quarter, it should be in line with what we have for the third quarter, and we’ll be giving guidance out for the next year, but likely in the same bracketed range that we put out this year of 38% to 39%.

Kevin McCarthy - BofA Merrill Lynch - Analyst

Okay, great. Thank you very much.

Operator

And now we’ll take a question from David Manthey with Robert W Baird.

David Manthey - Robert W. Baird & Company, Inc. - Analyst

Hello, everyone. Peter, I think you mentioned that you expected an increase in same-store sales in the March quarter. And if I got that right, I’m wondering, did you mean a faster year-to-year growth rate than we saw this quarter or a rise versus the December daily sales rate?

Peter McCausland - Airgas - Chairman, CEO, Pres

A sequential one, an increase in the daily sales rate. We see activity picking up.

Robert McLaughlin - Airgas - CFO, SVP - Finance

On the same-store sales basis we’re looking at high single digits, kind of consistent with where we were this quarter, in that range.

Peter McCausland - Airgas - Chairman, CEO, Pres

We used to get a seasonal pick up in the March quarter in our distribution business, and so that’s been strong. We finished strong. We got a little bit of a set back from the bad weather in January, but we’re recovering nicely from that during the month of January and we expect to have a good quarter with sequential improvement in our same-store sales rate.

David Manthey - Robert W. Baird & Company, Inc. - Analyst

 Okay, thanks, and then it sounds like the trends are improving at Red-D-Arc and you’re gaining momentum there. Did you go through any de-fleeting in that business or are you just seeing better utilization on a constant fleet size?

Peter McCausland - Airgas - Chairman, CEO, Pres

Both, and we have some good programs with our regional companies. I’ll let Mike talk about them.

Mike Molinini - Airgas - EVP, COO

Yes, utilization obviously declined. We have been de-fleeting. We use several channels, including our sales force to help us sell the used refurbed equipment, and we’ll probably continue to do that for a while. But clearly overall, just like the utilized cylinder trend, Red-D-Arc has bottomed and has turned, it’s turned. And this quarter that we’re just entering now with what we have on the books as far as upcoming work, we’re pretty confident we’ll be positive same-store sales for Red-D-Arc.

Peter McCausland - Airgas - Chairman, CEO, Pres

And there’s a huge number of shovel-ready infrastructure projects out there waiting for financing. I’m glad that we’re doing as well as we are considering the fact that many of these projects are held up, and to the extent that this country somehow solves its problem and starts addressing infrastructure, Red-D-Arc and our whole construction group are very well positioned.

David Manthey - Robert W. Baird & Company, Inc. - Analyst

Okay, and then just a final question. You mentioned the competitive landscape in the merchant gas business. Could you talk about bringing it down to cylinders and packaged gas? Could you talk about the competitive landscape that you’re seeing there today?

Peter McCausland - Airgas - Chairman, CEO, Pres

Nothing serious. How fierce is the competition? I guess that’s your question, and I would say it’s less fierce than it was a year ago, when everybody was really, really hurting, which is very typical once the recovery begins. People stop doing crazy things, but it’s still a very competitive market out there.

There are 900 independents in the US, and there’s Airgas and Praxair, and Praxair is a fairly sizeable company in our industry, and the Japanese are too. So they are the big players, but the independents are also very competitive. And I’d say that the outlook, we are where we expected to be at this stage of the recovery, and the outlook for both sales and pricing is a lot more favorable than it was a year ago.

David Manthey - Robert W. Baird & Company, Inc. - Analyst

Great. Thanks very much.

Peter McCausland - Airgas - Chairman, CEO, Pres

Sure.

Operator

And now we’ll take a question from Mark Gulley with Soleil Securities.

Mark Gulley - Gulley & Associates/Soleil - Analyst

I got cut off there with music, so I’m not sure how much I missed, but I had a couple questions. One, Peter, you left out the slide this time that’s showing the progress towards the long term goal; one of your slides you indicate you’re ahead of schedule. If you had put that slide into this deck, any idea how much ahead of schedule you might be given that lower curved line that you’ve shown in the past?

Peter McCausland - Airgas - Chairman, CEO, Pres

You’re talking about the goal of $4.20 plus per share for calendar 2012?

Mark Gulley - Gulley & Associates/Soleil - Analyst

That’s correct.

Peter McCausland - Airgas - Chairman, CEO, Pres

Yes, well that goal had acquisitions in it, and of course, we’re well behind the acquisition assumption in there. But we’re running nicely ahead, despite the fact that we haven’t made those acquisitions. And we didn’t do the slide this time, you’re right, that had the curved line above, and we haven’t given guidance for next year, so Bob?

Robert McLaughlin - Airgas - CFO, SVP - Finance

No, we are running ahead of schedule, there’s no question about it. One of the things that you could point to, you have a sense of where our sales are and some context relative to the improving economy and the forecasts that are out for that, even into next year. And one of the things that I would point you to is that we’re already into the EBITDA margin range that we had projected out in calendar 2012. We have been solidly in that range for now 3 quarters, so that should give you a good sense as to how we’re doing.

Mark Gulley - Gulley & Associates/Soleil - Analyst

Okay, and you talked briefly about fiscal 2012. I know you won’t provide guidance for another 3 months, but Peter, are there any observations that you might be able to share with us to help us frame fiscal 2012, even at this early date?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, I would say that we’re in the early stage of the recovery. The recovery looks to me to be a broad-based recovery, and Airgas is -- the second thing I’d say is we’re stronger than we’ve ever been. We’re very well positioned. There could be some significant upsides with acquisitions, infrastructure construction, some things that we’re not expecting to be robust but could very well turn out to be better.

And then pricing, I would say, the third one, and that will be driven by energy costs primarily, but it could be driven by inflation as well, general inflation. And then finally, once we get out toward the end of that fiscal year, SAP is a huge upside for us, but that’s out beyond -- the benefits will be out beyond the fiscal 2012. But we think it’s going to be absolutely tremendous for Airgas in terms of not just sales, pricing, cost reduction and efficiencies, and we’re already seeing some of the benefits from it.

Mark Gulley - Gulley & Associates/Soleil - Analyst

That’s very helpful, and finally if I could wrap up. On acquisitions, given historical patterns and pulling that forward to where we are today, about when would you expect the pace of acquisitions to pick up, given what your previous comment about how people don’t want to sell off of low numbers?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, we’ve already seen an increase in activity over the last 6 months. We’re talking to a lot of companies out there, and so the pace has picked up. And I don’t know if it, you can’t predict with acquisitions, but usually what happens is the longer the recovery goes, the more acquisition possibilities that you have, and so we’re encouraged that we’re seeing so many opportunities at this early stage of the recovery.

Mark Gulley - Gulley & Associates/Soleil - Analyst

Thanks, Peter.

Peter McCausland - Airgas - Chairman, CEO, Pres

Sure.

Operator

Now we’ll take a question from Ryan Merkel with William Blair.

Ryan Merkel - William Blair & Company - Analyst

Thanks, just a couple questions from me. First, it sounds like your outlook for non-res construction is improving, so I’m wondering what you’re seeing or hearing from customers that makes you more optimistic?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, let me comment on the outlook overall, and then Mike will talk about our non-res construction effort and what we’ve done year-over-year. For the last couple of quarters, non-res construction for us has improved. A few big projects, and a lot of outage work that we lump into that category that had been postponed during the recession. And the outlook for the next quarter or probably the first half of the new calendar year for outage work is very, very good.

And in terms of projects, as I said, a lot of shovel-ready projects in energy and infrastructure. I think energy prices will be the catalyst for the energy projects, and they seem to be heading in the right direction. I think finance and government finances overall will be the catalyst for the infrastructure stuff, and I don’t know when that will get moving. Clearly, there’s a definite need in this country, especially if we’re going to reach our goals for improving manufacturing.

Mike, you can comment on how we’re doing in construction.

Mike Molinini - Airgas - EVP, COO

Yes, I think the key there is the large contractors that are doing retrofits, rebuilds, turn-arounds, things like that, that’s what’s driving us. It’s not new things. It’s heavily linked to fixing, repairing, and turning around existing -- whether it’s a power plant, petrochemical plant, natural gas plant, things like that.

Ryan Merkel - William Blair & Company - Analyst

Okay, thanks, that’s great color. And then my second question, I was happy to see the dividend increase, but with the stock at good value, are you considering a share buyback?

Peter McCausland - Airgas - Chairman, CEO, Pres

Let me just add one more thing to the construction. Year-over-year, at least through October, I haven’t checked it, we’re up in construction despite a market that’s down. And that’s because we’ve really gotten our act together in terms of our construction offering, and the integration of that offering with the regional companies and the whole functional capability thing.

And what was the question about dividend?

Robert McLaughlin - Airgas - CFO, SVP - Finance

Repurchase.

Ryan Merkel - William Blair & Company - Analyst

Yes, are you considering a repurchase?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, we have stated that we look at repurchases all the time. In light of what’s going on with the unsolicited offer, we don’t have any plans right now to repurchase. We have said publicly that if Air Products were to withdraw, that we would consider a repurchase of shares to help with the transition of our shareholder base.

Repurchases for Airgas are very accretive. We’ve always done them. We probably would have done them by now had this offer not been on the table, so the Board is constantly looking at them. We are not making any commitments as to the number of shares or the amount of money that we would spend on any such repurchases, but it’s something that we’re keen to do at the appropriate time.

Ryan Merkel - William Blair & Company - Analyst

Thank you, nice quarter.

Peter McCausland - Airgas - Chairman, CEO, Pres

Sure, thank you.

Operator

And now we’ll hear from Bob Koort with Goldman Sachs.

Brian McGuire - Goldman Sachs - Analyst

Hi, guys, this is Brian McGuire on for Bob. Just had a question, looking at slide 7 of the deck, I was struck by the EBITDA margins you put up so far in 2011. They are 70 to 120 basis points above the rate you were at in 2009, despite sales that are still way below 2009 levels, and despite the SAP implementation costs that you have now that you didn’t have then. Do you guys have a sense for where those margins might head if we got back to a 2009 kind of volume and sales level? And then maybe further than that, if you took out the SAP costs?

Robert McLaughlin - Airgas - CFO, SVP - Finance

Well, we don’t have particular target numbers, but I can say with confidence that there’s significant expansion opportunity. We have a history of increasing our margins. And leading up to 2009, I think we increased it well over 300 basis points from 2005 to 2009, and we’re a much different Company. We have a much higher percentage of our sales in gas and rent, 65% gas and rent in our high growth period, as we made significant acquisitions and investments during the downturn.

We have done a job relative to right-sizing the organization, and as we thought, we just have tremendous leverage relative to the sales that come through. Our EBITDA flow-through was 27% for this past quarter, and even with the headwinds that you spoke about, so a lot of room for margin improvement going forward.

Brian McGuire - Goldman Sachs - Analyst

Okay, that makes sense, and then on the acquisition front you mentioned you’re kind of a little bit behind your initial plan, but you still did make a couple so far this year. Am I right to think that the margins on those businesses are fairly similar to your existing businesses, and also right to think there would be a lot of synergies in those businesses so that the incremental margin there would be pretty significant?

Robert McLaughlin - Airgas - CFO, SVP - Finance

Yes.

Brian McGuire - Goldman Sachs - Analyst

Okay. Thanks for the color.

Peter McCausland - Airgas - Chairman, CEO, Pres

Sure.

Operator

Now we’ll move to a question from Mike Sison with KeyBanc.

Michael Sison - KeyBanc Capital Markets - Analyst

Hi, guys, Happy New Year. Just one quick question in terms of acquisitions, Peter, in terms of catching up. Are you seeing any bigger assets, the normal that are out there in play, $100 million, $200 million or are they still in this small $25 million, $50 million bolt-on types?

Peter McCausland - Airgas - Chairman, CEO, Pres

Well, we’re looking at all kinds of opportunities, and I’d rather not comment on it, it’s a small industry, but as you know, we can acquire companies with hundreds of millions of sales. We’ve done that successfully as well as small ones, and we’re looking across the whole spectrum, and I’d prefer not to get anymore specific than that.

Michael Sison - KeyBanc Capital Markets - Analyst

Great. Thanks.

Peter McCausland - Airgas - Chairman, CEO, Pres

Sure.

Operator

We have time for one final question. That will come from Dave Begleiter with Deutsche Bank.

David Begleiter - Deutsche Bank - Analyst

Thank you. Peter, just on the 3% pricing in the same-store sales, is that enough to offset the increase you saw in energy and other costs in your core business?

Peter McCausland - Airgas - Chairman, CEO, Pres

Yes, plus if you take our efficiencies programs, and yes, it’s actually been additive to margins for the 9 months of this year, but if you take everything into account. And as we said, the pricing environment is good. It’s getting better, it’s a lot better than it was a year ago, and we think if the economy continues to recover, and if we get some energy, continued energy price inflation and perhaps other kinds of inflation, the pricing environment represents probably an upside for us.

David Begleiter - Deutsche Bank - Analyst

And lastly, did you achieve all of the price increase you sought back last year?

Peter McCausland - Airgas - Chairman, CEO, Pres

Any company that ever tells you that they achieved all of the price increase they’ve sought is lying, but I would characterize the price increase as a very good one. And I can tell you that we achieved what we expected to achieve. We didn’t achieve everything we sought, you never do, but we did achieve what we expected to achieve. And our customers were sympathetic, and we had some good reasons to raise prices, and they weren’t energy-related back then. They were more healthcare and other kinds of expenses, and some of them were energy, though indirectly, because of the deregulation of some utilities and things like that. But I think we did a good job explaining them, and we had a successful price increase.

David Begleiter - Deutsche Bank - Analyst

Thank you very much.

Peter McCausland - Airgas - Chairman, CEO, Pres

Sure.

Operator

And that will conclude today’s question and answer session. I’ll turn the call back over to Mr. Worley for closing remarks.

Jay Worley - Airgas - Vice President - Communications and IR

Well again, we thank everybody for joining us today, and I will be available all day for follow-up questions. Have a nice day.

Operator

Ladies and gentlemen, that will conclude today’s conference. We do thank you for your participation.

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ADDITIONAL INFORMATION

This document does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm

FORWARD LOOKING STATEMENTS

This document contains statements that are forward looking. Forward-looking statements include the statements identified as forward-looking in the Company’s press release announcing its quarterly earnings, as well as any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include the factors identified in the Company’s press release announcing its quarterly earnings, as well as other factors described in the Company’s reports, including its March 31, 2010 Form 10-K, subsequent Forms 10-Q, and other forms filed by the Company with the Securities and Exchange Commission. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.